File 82-19
DuPont Canada Inc.

Quarterly News - DuPont Canada Inc.

DuPont Canada Reports Fourth Quarter Sales and Earnings

MISSISSAUGA, ONTARIO, January 24, 2002 - DuPont Canada Inc. (TSE: DUP.A), a leading diversified science company, today announced results for the fourth quarter ended December 31, 2001.

Financial Review

Fourth quarter sales were $483 million, down $58 million or 11% from last year's record fourth quarter. Export sales of $241 million were $21 million or 8% below fourth quarter 2000, while domestic sales of $242 million were down by $37 million or 13%.

Sales results were below last year across our five segments, reflecting the continuing general economic downturn, which worsened following the terrorist attacks in the United States. The fourth quarter sales of our Nylon Enterprise segment were $167 million, which represented a decline of $24 million or 12% below 2000. Our Performance Coatings and Polymers segment had sales of $125 million that were $13 million or 9% under last year. Sales of $96 million by our Polymers and Films segment dropped $5 million or 5% compared with 2000. Our Specialty Materials segment fell under last year's result by $9 million or 14% with sales of $52 million. And, our Specialty Fibres segment recorded $48 million of sales that were down $6 million or 11%.

"We believe that negative consequences on the company from the downturn, such as from inventory control decisions in major North American markets, were lessened by our balanced business portfolio, rigorous process management, and strong competitive position," said Dave Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc.

Fourth quarter manufactured variable margins as a percent of sales were the strongest recorded this year, improving 6% over third quarter 2001 and 2% over fourth quarter 2000 as a result of lower raw material and energy prices. However, this gain was totally offset by lower sales volumes.

Net earnings for the quarter were $45.6 million or $0.16 per share, compared with $74.9 million or $0.27 per share last year. On a diluted basis, earnings per share decreased from $0.27 to $0.16.

Year-to-date sales of $2,191 million were down $98 million or 4% from 2000. Net earnings were $221.6 million, a decrease of $47.9 million or 18%. Basic earnings per share were down $0.17 to $0.80. Diluted earnings per share were $0.79, compared with $0.96 in 2000.

"Although we foresee continuing market softness into the first quarter," said Mr. Colcleugh, "we anticipate that positive momentum will build as the year progresses. As in past economic downturns and recoveries, with the strength of our people and business operations, we have the capacity and the capability to take advantage of an upturn. We will also continue to pursue various opportunities to position DuPont Canada for future growth in our business portfolio.

Company Developments

At the start of December, James R. (Jim) Barton was promoted to the position of Chief Operating Officer of DuPont Canada. Mr. Barton has held a number of positions since he joined DuPont Canada in 1970, including Vice-President and Business Director, Performance Coatings, and, most recently he was Vice-President, Operations and Sustainable Growth.

Two other senior executive appointments took effect in DuPont Canada at the start of 2002. Arthur B. (Art) Heeney was promoted to Vice-President - Human Resources and Ash K. Sahi was promoted to Vice-President. Mr. Heeney joined the company in 1973 and has had a variety of roles, including Manager of our Whitby and then our Maitland sites, and most recently as Director of Human Resources for DuPont Canada. Mr. Sahi, who joined DuPont Canada in 1978, will continue in his role as President and CEO of Enhance Packaging Technologies Inc., based in Whitby, Ontario.

MANAGEMENT'S DISCUSSION & ANALYSIS

Income Statement

NYLON ENTERPRISE

Sales of $167 million for the Nylon Enterprise were $24 million or 12% below 2000. This segment's after-tax operating income (ATOI) of $17.7 million was essentially flat compared with last year. Year-to-date sales of $769 million were $38 million or 5% below last year. Year-to-date ATOI of $65.8 million was $29.8 million or 31% under 2000.

Our Flooring Systems business unit had fourth quarter sales of $75 million, which were $3 million or 4% below 2000. Markets for the unit were generally soft throughout the quarter. The commercial market, for example, was especially weak as businesses cut back on what they considered to be discretionary expenditures, such as carpeting, in the midst of the economic downturn. The decline in demand resulted in a production curtailment at our Kingston manufacturing facility.

The Nylon Industrial Specialties business unit recorded $49 million in sales, which were $4 million or 8% under last year. Results for the unit were affected by the weakness in the automotive and industrial sectors, and by customers reducing inventory levels. The unit advanced a maintenance shutdown to December from second quarter 2002. With the shutdown completed, the unit is now well positioned in the event of an upturn.

Our Nylon Intermediates business unit's sales were $29 million. This result was $9 million or 24% below fourth quarter 2000. Volumes were reduced across most of the unit's product lines. Prices are dropping in the market as a result of producers' global excess capacity. It is anticipated that sales will remain soft into the first quarter of 2002.

Sales of $14 million by the Nylon Apparel business unit were $7 million or 34% under last year, largely reflecting reduced exports of nylon flake and the significant slowdown in the apparel market worldwide. This situation is expected to remain unchanged in the coming months.

PERFORMANCE COATINGS AND POLYMERS

Fourth quarter sales for our Performance Coatings and Polymers segment of $125 million were $13 million or 9% below 2000. ATOI of $8.9 million was 50% under last year's result. Year-to-date sales of $501 million were $50 million or 9% below last year. Year-to-date ATOI of $42.6 million was $20.3 million or 32% under 2000.

Our Engineering Polymers business unit finished the fourth quarter with sales of $60 million, which were $2 million or 3% below last year. The unit experienced general softness in its markets. Sales to the automotive market were mixed. Although markets are expected to remain soft in the early part of 2002, the unit is expecting to receive increased benefits from its drive for expanded market share in the coming months.

Overall, our Performance Coatings business unit had sales of $55 million, which were $11 million or 16% under 2000. Although the North American automotive industry maintained aggressive incentives to attract buyers, the original equipment manufacturers component of the Performance Coatings business unit saw little improvement, since many of the vehicles that were sold came from existing inventory. Also, some manufacturers had extended shutdowns during the quarter. As a result, the unit's fourth quarter sales totaled $30 million, which were $5 million or 15% below last year. The outlook for 2002 is uncertain. At this point, it appears that the automotive manufacturers are continuing to schedule production shutdowns during the year to more closely manage their inventory levels to match customer demand.

The refinish component of Performance Coatings also faced a challenging market during the quarter and achieved $25 million in sales, which were $5 million or 17% below 2000. The heavy-duty truck market remained very weak overall and there is no sign of an early recovery. The unit is expecting to have a difficult first quarter.

Our Elastomers and other Polymers business unit achieved $10 million in sales, which were $1 million or 6% below last year.

SPECIALTY FIBRES

Our Specialty Fibres segment recorded fourth quarter sales of $48 million, which were $6 million or 11% below last year. The segment's ATOI of $6.0 million was $0.7 million or 14% above 2000. Year-to-date sales of $216 million were $6 million or 3% under last year's result, while ATOI of $22.8 million was $1.3 million or 6% above last year.

The Lycra® business unit led this segment with sales of $25 million for the quarter, which were $1 million or 5% below 2000. The personal care market pushed demand for Lycra®, primarily for use in infant diapers. In the latter part of the quarter, however, demand weakened as customers reduced their inventories for the year-end. Demand is expected to remain steady in the first quarter.

Fourth quarter sales for our Advanced Fibre Systems business unit were $15 million, which were $1 million or 8% under last year. Demand was relatively strong at the start of the quarter, with particularly robust sales for Kevlar® life protection products due to increased demand for Canadian fabrics in the U.S. marketplace. However, this business unit, similar to others, saw progressive weakness in the quarter as customers reduced inventories for year-end.

Sales of $6 million in the Nonwoven business unit were 6% above last year. This positive result was due to high sales of Tyvek Homewrap® to the construction industry, which took advantage of the mild fall and winter weather to continue work. Sales are expected to remain strong into 2002.

The Dacron® business unit's sales of $2 million were 63% below 2000.

SPECIALTY MATERIALS

Sales of $52 million in the Specialty Materials segment were $9 million or 14% below fourth quarter 2000. The segment's ATOI of $1.6 million was on a par with last year. Year-to-date sales of $324 million were $32 million or 9% below 2000, and the unit's ATOI of $18.4 million was $3.8 million or 26% above.

The Agricultural Products unit chose to not fill its distribution channels in advance of the 2002 growing season, based upon the overall lower market expenditures on crop protection products experienced in 2001. As a result, the unit's fourth quarter sales were $9 million below last year. The unit anticipates stronger sales in 2002 as it begins to fill distribution channels in the New Year.

Our White Pigment business unit had $23 million in sales, which were $2 million or 7% below 2000. Sales were strong at the start of the quarter and were buoyed by domestic demand. Results weakened in December, however, as customers reduced orders to control inventory at year-end. Prices also began to fall during December, and there was considerable pressure as competitors struggled to maintain or gain market share. Although the unit experienced softening in the paper market and pressure from offshore competitors, it was able to gain share in its key markets. Prices are expected to stabilize in the first quarter, although demand in the paper market is expected to remain depressed.

Fourth quarter sales for our Fluoroproducts business unit were $18 million, which were $1 million or 6% below last year. Sales of fluoropolymers were particularly hard hit by the poorer business climate in the electronics market. The unit expects continued softness initially in 2002.

Our Chemical Solutions business unit recorded $7 million of sales, which were 6% under 2000. Revenue from new growth products – such as Oxone® and glycolic acid, both used in cleaning applications – helped to boost sales. By comparison, sales of more mature industrial products were lower. The unit expects this situation to continue into the first quarter.

Brookdale achieved strong fourth quarter sales of over $3 million, which were significantly above last year's result. The company, which manufactures the EVAC-U8® state-of-the-art personal respiratory protection escape device, completed a number of orders to large U.S. government and police agencies. Interest in the device grew considerably following the September terrorist attacks.

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment recorded $96 million in fourth quarter sales, which were $5 million or 5% under last year. ATOI of $5.3 million was $7.4 million or 59% under last year. Year-to-date sales of $395 million were $27 million or 7% ahead of 2000, and the unit's ATOI of $23.7 million was $6.4 million or 21% behind last year.

Enhance Packaging Technologies Inc. led this segment with fourth quarter sales of $36 million, which were essentially flat compared with 2000. Volumes were down for Dartek® and SclairFilm® on the film side of the unit, as customers corrected their inventories. The unit expects to see more robust sales in the first quarter of 2002. Sales of Prepac liquid packaging equipment were very good during the fourth quarter, and are expected to remain strong into 2002.

The Modified Polymers business unit had sales of $35 million, which were $2 million or 6% below 2000. The weakness in the automotive industry contributed to reduced volume. Modest strength in sales of Fusabond® for construction applications and Bynel® for the food packaging sector helped results in the quarter.

Our Butacite® business unit reported $8 million in sales. This result was $1 million or 15% above 2000. The unit was able to build its market share, but weakness in the automotive sector drove the volumes down. This situation is not expected to improve in the first quarter.

Fourth quarter sales of $10 million were on a par with last year for our Packaging and Industrial Polymers business unit.

BALANCE SHEET

Our consolidated balance sheet remains strong with total assets decreasing $27 million in the quarter to $2,231 million. Total assets increased $125 million or 6% over December 2000.

Days sales outstanding, a measure of total customer collections, decreased to 59 days (compared with 62 days in September) and increased by two days above December of last year. This is in keeping with export sales being a higher proportion of total sales. A decrease of $45 million (11%) in accounts receivable from December 2000 is largely due to lower revenue in the quarter.

Inventory days supply was 72 days (up 4 from September) and up 11 days from December 2000. The increase in inventory days supply is a reflection of lower fourth quarter sales.

CASH FLOW

Cash flow from operating activities remained strong at $47 million for the fourth quarter vs. $55 million last year, bringing full year cash flow to $279 million, an increase of $22 million over last year. During the fourth quarter, we provided funding of $28 million to the company's Supplemental Employees Retirement Plan, the net effect of which was a $14 million reduction in reported operating cash flow.

We applied $31 million to investment activities, a decrease of $18 million from last year's fourth quarter. Full year investment spending of $98 million compared to last year at $133 million. We

used $26 million in financing activities in the quarter, a decrease of $5 million from last year, reflecting an $8 million increase in dividend payments offset by a $12 million reduction in share repurchase activity under our Normal Course Issuer Bid. For the full year, we applied $101 million to financing activities vs. $108 million last year.

Our cash position at $790 million reflects a decrease of $10 million from the third quarter and an increase of $79 million vs. December 2000.

OUTLOOK

We are currently in the midst of a difficult business climate which we expect will continue through early 2002. Although there are some encouraging signs that this cycle may be at or near bottom, the timing of a recovery remains uncertain. Throughout this period ahead we will be well served by our longstanding focus on operational excellence and cost control. We will continue to pursue new growth opportunities, develop premium products and advance our production capacity so that we can act swiftly and decisively as market conditions improve.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320

Please consult our website at www.dupont.ca

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	**2001**	2000
Net sales (Note 2)	**$ 482 555**	$ 540 690	**$ 2 191 144**	$ 2 288 913
Interest and other income	**7 915**	17 556	**43 270**	45 277
	490 470	558 246	**2 234 414**	2 334 190
Cost of goods sold and other operating charges	**360 674**	403 869	**1 670 951**	1 713 268
Selling, general and administrative expenses	**43 958**	33 551	**160 938**	149 089
Depreciation and amortization	**21 179**	17 728	**82 122**	72 070
	425 811	455 148	**1 914 011**	1 934 427
Earnings before income taxes and minority interest	**64 659**	103 098	**320 403**	399 763
Income taxes				
Current	**7 381**	27 792	**92 563**	127 273
Future	**11 165**	283	**5 903**	2 962
	18 546	28 075	**98 466**	130 235
Net earnings before minority interest	**46 113**	75 023	**221 937**	269 528
Minority interest	**(473)**	(96)	**(382)**	(73)
Net earnings (Note 2)	**$ 45 640**	$ 74 927	**$ 221 555**	$ 269 455
Basic earnings per share (Note 3)	**$ 0.16**	$ 0.27	**$ 0.80**	$ 0.97
Diluted earnings per share	**$ 0.16**	$ 0.27	**$ 0.79**	$ 0.96
Dividends declared per share	**$ 0.10**	$ 0.07	**$ 0.37**	$ 0.28
Average number of shares			**278 385 377**	278 377 124
Diluted average number of shares			**280 193 408**	279 931 252

	2001	2000
Retained earnings at beginning of year	**$ 1 439 586**	$ 1 268 998
Add: Net earnings	**221 555**	269 455
Adoption of new accounting standard	**-**	11 568
Less: Dividends declared	**104 022**	77 896
Excess of consideration paid over stated capital of common shares	**13 396**	32 539
Retained earnings at end of year	**$ 1 543 723**	$ 1 439 586

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	December 31 2001	December 31 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 790 024	$ 710 833
Note receivable	35 000	-
Accounts receivable	357 990	402 552
Income taxes recoverable	5 649	-
Inventories	232 077	228 282
Prepaid expenses	6 990	5 770
	1 427 730	1 347 437
Property, plant and equipment	1 545 434	1 478 576
Less: accumulated depreciation	830 351	764 148
	715 083	714 428
Future Income Taxes	5 660	3 443
Other Assets	82 530	40 595
	$ 2 231 003	$ 2 105 903
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 352 329	$ 363 590
Income taxes	-	871
Dividends	27 862	20 359
	380 191	384 820
Long-Term Obligations		
Post-retirement benefits other than pension	68 462	66 540
Other	14 189	15 179
	82 651	81 719
Future Income Taxes	78 241	70 120
Minority Interest	2 388	2 045
SHAREHOLDERS' EQUITY		
Capital stock	143 809	127 613
Retained earnings	1 543 723	1 439 586
	1 687 532	1 567 199
	$ 2 231 003	$ 2 105 903

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended December 31		Twelve Months Ended December 31	
CASH FLOWS FROM (USED IN)	**2001**	2000	**2001**	2000
OPERATING ACTIVITIES				
Net earnings	**$ 45 640**	$ 74 927	**$ 221 555**	$ 269 455
Non-cash items in earnings statement:				
Depreciation and amortization	**21 179**	17 728	**82 122**	72 070
Future income taxes	**11 165**	283	**5 903**	2 962
Minority interest	**473**	96	**382**	73
Net change in working capital excluding cash and cash equivalents (Note 4)	**(417)**	(36 128)	**625**	(80 065)
Other	**(30 778)**	(1 834)	**(31 851)**	(7 397)
	47 262	55 072	**278 736**	257 098
INVESTING ACTIVITIES				
Property, plant and equipment, net	**(28 838)**	(46 893)	**(81 060)**	(136 455)
Acquisition of a business (Note 5)	**-**	-	**(10 578)**	156
Other	**(2 035)**	(1 692)	**(6 686)**	3 754
	(30 873)	(48 585)	**(98 324)**	(132 545)
FINANCING ACTIVITIES				
Issue of common shares	**1 863**	539	**16 552**	9 003
Purchase of common shares	**-**	(11 578)	**(13 751)**	(33 473)
Dividends to shareholders	**(27 893)**	(20 352)	**(104 022)**	(77 896)
Reduction in long-term debt	**-**	-	**-**	(5 769)
	(26 030)	(31 391)	**(101 221)**	(108 135)
Change in cash and cash equivalents	**(9 641)**	(24 904)	**79 191**	16 418
Cash and cash equivalents at beginning of year	**799 665**	735 737	**710 833**	694 415
Cash and cash equivalents at end of year	**$ 790 024**	$ 710 833	**$ 790 024**	$ 710 833

Notes to Consolidated Financial Statements

(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2000 Annual Report. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2000 Annual Report.

Effective January 1, 2001, the company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to earnings per share. Under these *new recommendations, diluted earnings per share is determined using the treasury stock method* for the effect of outstanding share purchase options. The impact of this change on diluted earnings per share is insignificant.

Note 2 - Industry Segment Information

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	**2001**	2000
Total segment sales				
Nylon Enterprise	**$ 167 120**	$ 190 757	**$ 769 326**	$ 807 330
Performance Coatings and Polymers	**124 893**	137 929	**501 417**	551 279
Specialty Fibres	**48 215**	53 945	**216 020**	222 481
Specialty Materials	**51 543**	60 216	**323 799**	355 705
Specialty Polymers and Films	**95 620**	101 020	**394 797**	367 522
Total sales for reportable segments	**487 391**	543 867	**2 205 359**	2 304 317
Elimination of intersegment sales				
Nylon Enterprise	**(8)**	(3)	**(59)**	(22)
Specialty Fibres	**(29)**	(14)	**(116)**	(204)
Specialty Materials	**(1 694)**	(2 113)	**(8 397)**	(11 042)
Specialty Polymers and Films	**(3 105)**	(1 047)	**(5 643)**	(4 136)
Total intersegment sales	**(4 836)**	(3 177)	**(14 215)**	(15 404)
Net sales	**$ 482 555**	$ 540 690	**$ 2 191 144**	$ 2 288 913
After-tax operating income to net earnings				
Nylon Enterprise	**$ 17 695**	$ 17 926	**$ 65 808**	$ 95 619
Performance Coatings and Polymers	**8 935**	17 846	**42 620**	62 871
Specialty Fibres	**5 959**	5 249	**22 773**	21 433
Specialty Materials	**1 648**	1 626	**18 447**	14 636
Specialty Polymers and Films	**5 252**	12 657	**23 741**	30 156
Reportable segments	**39 489**	55 304	**173 389**	224 715
Net financing	**4 663**	9 230	**31 711**	25 340
Other corporate	**1 488**	10 393	**16 455**	19 400
Net earnings	**$ 45 640**	$ 74 927	**$ 221 555**	$ 269 455

	December 31 2001	December 31 2000
Segment assets		
Nylon Enterprise	**$ 651 586**	$ 680 204
Performance Coatings and Polymers	**155 695**	170 079
Specialty Fibres	**66 870**	75 366
Specialty Materials	**128 363**	143 292
Specialty Polymers and Films	**235 532**	229 092
Reportable segments	**1 238 046**	1 298 033
Cash and cash equivalents	**790 024**	710 833
Corporate assets	**202 933**	97 037
Total assets	**$ 2 231 003**	$ 2 105 903

Note 3 - Number of Shares

The shares of the Company were split on three-for-one basis as of May, 2001

Note 4 - Financial Information Included In the Consolidated Statements of Cash Flows

Net Change In Working Capital Excluding Cash and Cash Equivalents

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	**2001**	2000
Accounts receivable	**$ 80 678**	$ 15 536	**$ 45 674**	$ (64 483)
Notes receivable	**(35 000)**	-	**(35 000)**	-
Income taxes	**650**	(11)	**(5 649)**	5 833
Inventories	**17 666**	14 785	**2 209**	514
Prepaid expenses	**(5 244)**	7 669	**(1 134)**	4 642
Accounts payable and accrued liabilities	**(59 189)**	(74 926)	**(12 105)**	(31 075)
Income Taxes Payable	**-**	882	**(871)**	882
Dividends	**23**	(64)	**7 503**	3 620
Other	**(1)**	1	**(2)**	2
	$ (417)	$ (36 128)	**$ 625**	$ (80 065)
Income taxes paid	**$ 3 721**	$ 28 162	**$ 84 815**	$ 120 571

Note 5 - Acquisition of a Business

Effective May, 2001, the company purchased the Assets of PREPAC SA France for total cash consideration of $ 10 578. The acquisition has been accounted for by the purchase method and the results of operations have been included in the consolidated statement of earnings. This business will be operated as a subsidiary of Enhance Packaging Technologies Inc. Details of this transaction are as follows:

Current assets	**$ 6 354**
Property, plant and equipment	**399**
Patents	**2 098**
Net assets acquired	**$ 8 851**
Purchase price	**10 578**
Goodwill	**$ 1 727**